

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 17, 2019

David Kastin
Senior Vice President, General Counsel
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

> **Re: Vitamin Shoppe, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2019**
> **File No. 001-34507**

Dear Mr. Kastin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 30, 2019

General

1. It appears that Vintage Capital may be an affiliate of both your company and Franchise Group, Inc. In this regard, we note your disclosures that you agreed to appoint a Vintage Capital nominee to your board, Vintage Capital owns approximately 15% of your common stock, and, in light of the stock ownership and representation of persons designated by Vintage Capital on your board, you formed a special committee of directors who were not affiliated with Vintage Capital and who were not members of management to, among other things, review and evaluate the indication of interest form Vintage capital and other strategic transactions. Further, we note your disclosure that certain affiliates of Vintage Capital are investors in Franchise Group, Inc., and certain Vintage Capital personnel are members of Franchise Group, Inc.'s board. Also, it appears from other public disclosure that Vintage Capital owns approximately 37% of the voting common shares of Franchise Group, Inc. Based on the disclosures noted above, it appears that, together with your affiliate Vintage Capital, you are engaging in a going private

transaction, pursuant to Rule 13e-3. Therefore, please amend to include the information required by Schedule 13E-3, or provide us with your analysis of why you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom, Office Chief, at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael P. Brueck